# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PEDEVCO CORP, CIK 0001141197
CUSIP: 70532Y303
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 575 N. DAIRY ASHFORD, ENERGY CENTER II, SUITE 210, HOUSTON, Texas (TX), 77079
Date of event which requires filing of this statement: 02/27/2026
Filed by CIK 0001946705
Persons authorized to receive notices and communications: Dr. Simon G. Kukes, 575 N. DAIRY ASHFORD, ENERGY CENTER II, SUITE 210, HOUSTON, Texas (TX), 77079, 713-221-1768

## Reporting persons
- SGK 2018 REVOCABLE TRUST (CIK 0001946705): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 79,809,465; sole dispositive power 0; shared dispositive power 79,809,465; aggregate amount beneficially owned 79,809,465 (30% of the class)
  Comment: (13) Based on 266,016,298 shares of common stock issued and outstanding as of March 3, 2026, as confirmed by the Company's transfer agent on such date.
- KUKES SIMON G (CIK 0001222390): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC), personal funds (PF); sole voting power 8,121,950; shared voting power 79,812,465; sole dispositive power 8,121,950; shared dispositive power 79,812,465; aggregate amount beneficially owned 87,934,415 (33.1% of the class)
  Comment: (8)(10)(11) Includes 3,000 shares of common stock held by Dr. Kukes' spouse.
  (13) Based on 266,016,298 shares of common stock issued and outstanding as of March 3, 2026, as confirmed by the Company's transfer agent on such date.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: PEDEVCO CORP
Address of issuer's principal executive offices: 575 N. DAIRY ASHFORD, ENERGY CENTER II, SUITE 210, HOUSTON, Texas (TX), 77079
Comment: This Amendment No. 14 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on July 10, 2018, as amended by the Amendment No. 1 thereto, filed with the Commission on September 11, 2018, the Amendment No. 2 thereto, filed with the Commission on October 26, 2018 the Amendment No. 3 thereto, filed with the Commission on December 26, 2018, the Amendment No. 4 thereto, filed with the Commission on February 19, 2019, the Amendment No. 5 thereto, filed with the Commission on March 5, 2019, the Amendment No. 6 thereto, filed with the Commission on May 22, 2019, the Amendment No. 7 thereto, filed with the Commission on September 19, 2019, the Amendment No. 8 thereto, filed with the Commission on February 1, 2022, the Amendment No. 9 thereto, filed with the Commission on September 28, 2022, the Amendment No. 10 thereto, filed with the Commission on October 5, 2022, the Amendment No. 11 thereto, filed with the Commission on December 21, 2022, the Amendment No. 12 thereto, filed with the Commission on January 27, 2025, and the Amendment No. 13 thereto, filed with the Commission on November 10, 2025 (such Schedule 13D as amended to date, the "Schedule 13D"), by The SGK 2018 Revocable Trust ("SGK Trust"), and Dr. Simon G. Kukes ("Kukes"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein. This Amendment is being filed to reflect the acquisition by Kukes of additional shares of common stock of the Issuer since the filing of Amendment No. 13 to the Schedule 13D. For purposes of this Amendment, each of Kukes and SGK Trust are a "Reporting Person" and collectively, the "Reporting Persons." This Schedule 13D relates to the common stock, $0.001 par value per share ("Common Stock") of PEDEVCO Corp. (the "Company", "PEDEVCO" or the "Issuer"). The principal executive offices of the Company are located at 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.

## Item 2. Identity and Background
Name of person filing: This statement is filed by The SGK 2018 Revocable Trust, a Texas family trust ("SGK Trust"), and Dr. Simon G. Kukes ("Kukes"). Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Kukes is the trustee and beneficiary of the SGK Trust. By virtue of this relationship, Kukes is deemed to beneficially own the securities beneficially owned by SGK Trust. Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of each of SGK Trust and Kukes is 575 N. Dairy Ashford, Energy Center II, Suite 210, Houston, Texas 77079.
Present principal occupation or employment: The principal occupation of SGK Trust is a family trust formed to hold among other things, shares of the Issuer. The principal occupation of Kukes is the Trustee of the SGK Trust.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: SGK Trust is a Texas trust. Kukes is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On February 27, 2026, The SGK Trust was issued an aggregate of 28,018,140 shares of common stock of the Issuer upon the conversion of 2,801,814 shares of Convertible Series A Preferred Stock held by The SGK Trust, which Convertible Series A Preferred Stock converted into common stock of the Issuer automatically pursuant to its terms based on a conversion ratio of 10-for-1 upon the expiration of the twenty calendar day period (the "Automatic Conversion Date") commencing on the distribution to the Issuer's shareholders in accordance with Rule 14c-2 of Regulation 14C promulgated under the Securities and Exchange Act of 1934, as amended, of an information statement disclosing, among other things, the approval of such conversion and related matters by the majority stockholders of the Issuer which occurred on October 31, 2025, which Automatic Conversion Date was February 27, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities for investment purposes. In the future, depending on general market and economic conditions affecting the Company and other relevant factors, the Reporting Persons may purchase additional securities of the Company or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise. Other than as discussed above, or in connection with the Transactions, defined above in Item 3 (as set forth in Amendment No. 13 to this Schedule 13D), the Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described: (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except as discussed above and except that the Reporting Persons currently contemplate acquiring additional securities of the Issuer from time to time in open market or private purchases subject to market conditions and other factors; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board (except in connection with the Shareholder Agreement described in Amendment No. 13 to this Schedule 13D); (e) Any material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) Any action similar to any of those enumerated above, except as discussed above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto. Kukes may be deemed to have shared power with SGK Trust, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by SGK Trust. Kukes may also be deemed to have shared power with his spouse, to vote and dispose of the securities reported in this Schedule 13D beneficially owned by his spouse.
Transactions in the class effected during the past sixty days: See Item 3, above.
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons, except in connection with the 3,000 shares of common stock owned by Dr. Kukes' spouse (and options held by such spouse).
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: A copy of the form of Restricted Shares Grant Agreement and form of Stock Option Agreements for the awards described in Item 3 above are incorporated by reference herein. A copy of the form of Shareholder Agreement, Series A Preferred Stock Subscription Agreement, Designation of Series A Convertible Preferred Stock and form of Support Agreement described in Item 3 above are incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 Power of Attorney dated April 17, 2019 - Dr. Simon G. Kukes and Clark R. Moore https://www.sec.gov/Archives/edgar/data/1141197/000165495419007477/ped_ex241.htm (1) 99.2 Power of Attorney dated October 5, 2022 - The SGK 2018 Revocable Trust and Clark R. Moore https://www.sec.gov/Archives/edgar/data/1141197/000165495422013368/form4poaexhibit.htm (2) 99.3 PEDEVCO Corp. 2012 Equity Incentive Plan Form of Restricted Shares Grant Agreement https://www.sec.gov/Archives/edgar/data/1141197/000158069513000086/ex4-2.htm (3) 99.4 PEDEVCO Corp. 2012 Equity Incentive Plan Form of Stock Option Grant Agreement https://www.sec.gov/Archives/edgar/data/1141197/000158069513000086/ex4-3.htm (3) 99.5 PEDEVCO Corp. 2021 Equity Incentive Plan Form of Restricted Shares Grant Agreement https://www.sec.gov/Archives/edgar/data/1141197/000165495421009660/ped_ex993.htm (4) 99.6 PEDEVCO Corp. 2021 Equity Incentive Plan Form of Stock Option Grant Agreement (4) https://www.sec.gov/Archives/edgar/data/1141197/000165495421009660/ped_ex992.htm 99.7 Joint Filing Agreement by and among SK Energy LLC, The SGK 2018 Revocable Trust and Dr. Simon G. Kukes, dated October 4, 2022 https://www.sec.gov/Archives/edgar/data/1141197/000165495422013369/ped_ex998.htm (5) 99.8 Second Amended and Restated Certificate of Designations of PEDEVCO Corp. Establishing the Designations, Preferences, Limitations and Relative Rights of Its Series A Convertible Preferred Stock filed with the Secretary of State of Texas on October 31, 2025 https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex31.htm (6) 99.9 Form of Series A Convertible Preferred Stock Subscription Agreement (October 2025 PIPE Financing) https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex101.htm (6) 99.10 Shareholder Agreement, dated October 31, 2025, by and among PEDEVCO Corp., Century Oil and Gas Holdings, LLC, North Peak Oil & Gas Holdings, LLC, The SGK 2018 Revocable Trust https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex102.htm (6) 99.11 Form of Support Agreement dated October 31, 2025 https://www.sec.gov/Archives/edgar/data/1141197/000165495425012450/ped_ex103.htm (6) (1) Filed as Exhibit 24.1 to the Form 4 filed by the Reporting Persons on June 19, 2019 and incorporated by reference herein. (2) Filed as Exhibit 24.3 to the Form 4 filed by the Reporting Persons on October 5, 2022 and incorporated by reference herein. (3) Filed on October 31, 2013, as an exhibit to the Company's Registration on Form S-8 and incorporated herein by reference (File No. 333-192002). (4) Filed on September 1, 2021, as an exhibit to the Company's Registration on Form S-8 and incorporated herein by reference (File No. 333-259248). (5) Filed as Exhibit 99.8 to Amendment No. 10 and incorporated herein by reference. (6) Filed as exhibits to the Current Report on Form 8-K filed by PEDEVCO with the SEC on November 3, 2025 and incorporated by reference herein.

## Signatures
- SGK 2018 REVOCABLE TRUST: /s/ Dr. Simon G. Kukes, Dr. Simon G. Kukes, Trustee (03/03/2026)
- KUKES SIMON G: /s/ Dr. Simon G. Kukes, Dr. Simon G. Kukes (03/03/2026)